UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 27, 2015

Interval Leisure Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34062	26-2590997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6262 Sunset Drive,
Miami, Florida	33143
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (305) 666-1861

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On October 27, 2015, Interval Leisure Group, Inc. (the “Company”), Iris Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) and Vistana Signature Experiences, Inc. (“Vistana”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will acquire the vacation ownership business of Starwood (the “Vistana Business”).

Immediately prior to the Merger (as defined below) and pursuant to a Separation Agreement, dated as of October 27, 2015, among Starwood, the Company and Vistana (the “Separation Agreement”), Starwood will, among other things, transfer the Vistana Business to Vistana (the “Reorganization”) and, thereafter, will distribute (the “Spin-Off”) to the Starwood common stockholders all of the issued and outstanding shares of common stock, par value $0.01 per share, of Vistana (the “Vistana Common Stock”), as further described below.

Immediately following the Spin-Off, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Vistana (the “Merger”), with Vistana continuing as the surviving company in the Merger and as a wholly-owned subsidiary of the Company.

Upon consummation of the transactions contemplated by the Merger Agreement, each share of Vistana Common Stock outstanding will automatically be converted into a number of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) in accordance with a fixed exchange ratio agreed to in the Merger Agreement (the “Exchange Ratio”) that will result in existing holders of Company Common Stock owning 45% of issued and outstanding Company Common Stock on a fully diluted basis following the Merger and former holders of Vistana Common Stock owning the remaining 55% of issued and outstanding Company Common Stock following the Merger.

In connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, certain additional agreements have been, or will be entered into in connection with the closing of the Merger, including, among others:

•                  a License Agreement, which will provide, among other things, Vistana with the exclusive license to develop, sell, market and operate the Sheraton Vacation Club and Westin Vacation Club

•                  an Employee Matters Agreement, which will govern, among other things, Starwood, Vistana and the Company’s obligations with respect to current and former employees of the Vistana Business; and

•                  a Tax Matters Agreement, which will govern, among other things, Starwood, Vistana and the Company’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and certain other tax matters.

Agreement and Plan of Merger

The Company, Starwood (on behalf of itself and Vistana) and Merger Sub each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by the Company to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to take certain actions prior to the closing of the Merger without the prior approval of Starwood.  In addition, Starwood also agreed to cause the Vistana Business to be conducted in the ordinary course during the interim period and not to take certain actions prior to the closing of the Merger without the approval of the Company.

The Company has agreed not to (a) solicit proposals or enter into agreements relating to alternative acquisition transactions or (b) subject to certain exceptions, enter into discussions concerning, or to provide confidential information in connection with, any proposals for alternative acquisition transactions.  However, prior to the approval by the Company’s stockholders of the issuance of Company Common Stock in connection with the Merger, the Company’s board of directors may withhold, withdraw, qualify or modify its recommendation that the Company’s stockholders approve such issuance of Company Common Stock or approve, recommend or otherwise declare advisable any Superior Proposal (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into an Adverse Acquisition Agreement (as defined in the Merger Agreement) providing for a Superior Proposal, subject to the Company complying with notice and other specified conditions, including giving Starwood the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a period following notice and the payment of the Termination Fee (as defined below) prior to or concurrently with such termination.

Consummation of the Merger is subject to various conditions, including, among others, approval of the issuance of Company Common Stock by the requisite vote of the Company’s stockholders; the effectiveness of the Company’s registration statement registering the Company Common Stock to be issued pursuant to the Merger Agreement and, if applicable, the Vistana Registration Statement (as defined in the Merger Agreement); the Spin-Off having taken place in accordance with the Separation Agreement; expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and receipt of the Mexican Competition Approval (as defined in the Merger Agreement).  The parties have agreed to use their respective reasonable best efforts to obtain all necessary regulatory approvals for the Merger.  The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also provides for certain mutual termination rights of the Company and Starwood, including the right of either party to terminate the Merger Agreement if the Merger is not consummated prior to October 27, 2016 (the “Outside Date”). Either party may also terminate the Merger Agreement if the approval of the issuance of Company Common Stock has not been obtained at a duly convened meeting of the Company’s stockholders held therefore or a Law (as defined in the Merger Agreement) permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger shall have been promulgated, entered, enacted, enforced or issued.  In addition, Starwood may terminate the Merger Agreement if the Company materially breaches certain obligations with respect to not soliciting Competing Proposals and holding a meeting of the Company’s stockholders for purposes of approving the Company Common Stock issuance in accordance with the terms of the Merger Agreement, or if the Company’s board of directors changes its recommendation that the Company’s stockholders approve the issuance of the Company Common Stock prior to the Company stockholder approval having been obtained.

If the Merger Agreement is terminated (i) by Starwood as a result of the Company’s board of directors changing its recommendation that stockholders approve the Company Common Stock issuance prior to the Company stockholder approval for such issuance having been obtained or as a result of the Company having materially breached its obligations with respect to the non-solicitation of Competing Proposals or with respect to holding the Company stockholder meeting, or (ii) the Merger Agreement is terminated by the Company prior to the Company stockholder approval having been obtained in order to enter into an Adverse Acquisition Agreement related to a Superior Proposal, then the Company shall be obligated to pay (no later than termination in the case of an Adverse Acquisition Agreement) Starwood a fee equal to $40,000,000 (the “Termination Fee”). In addition, the Merger Agreement provides that the Company will reimburse Starwood’s expenses in an amount up to $15 million if the Merger Agreement is terminated because the Company’s stockholders do not approve the issuance of Company Common Stock and in an amount up to $30 million if Starwood terminates the Merger Agreement as a result of a breach by the Company. Starwood has the obligation to reimburse up to $30 million of the Company’s expenses if the Company terminates the Merger Agreement as a result of a breach by Starwood or Vistana.

Further, if the Merger Agreement is terminated (i) by Starwood or the Company if the Company’s stockholders do not vote to approve the issuance of Company Common Stock in connection with the Merger or (ii) by Starwood or the Company if the Merger Agreement is not consummated by the Outside Date or (iii) by Starwood if the Company has committed an uncured or incurable breach of the Merger Agreement that would cause any of the conditions to the closing of the transaction not to be satisfied, and prior to such termination but after the date of the Merger Agreement a Competing Proposal shall have been publicly announced (and not withdrawn within 5 days of such termination) and within 12 months after the date of a termination the Company consummates or enters into an agreement contemplating such a Competing Proposal, then the Company shall be obligated to pay the Termination Fee concurrently with such entry or consummation.

Separation Agreement

The Separation Agreement governs the terms and conditions regarding the separation of the Vistana Business from Starwood and the subsequent spin-off of Vistana to Starwood’s stockholders. The Separation Agreement governs the rights and obligations of Starwood and Vistana regarding the Reorganization, and provides, among other things, for the transfer by Starwood to Vistana of certain assets, and the assumption by Vistana of certain liabilities, related to the Vistana Business. The Separation Agreement also governs the rights and obligations of Starwood and Vistana regarding the Spin-Off. At Starwood’s election, the Spin-Off may be effected by means of a pro-rata distribution of Vistana Common Stock to Starwood’s stockholders or through an exchange offer of currently issued and outstanding shares of common stock of Starwood for Vistana Common Stock, which would be followed by a pro rata, clean-up distribution of unsubscribed shares.

Immediately prior to, and as a condition of, the Spin-Off, Vistana will make a cash distribution to Starwood of $132 million (the “Cash Distribution”), which distribution is subject to certain adjustments in respect of capital expenditures related to the Vistana Business during the period between October 1, 2015 and March 31, 2016 and, if the Spin-Off occurs after March 31, 2016, the net cash flow of the Vistana Business after such date and until the consummation of the Spin-Off.

The Separation Agreement also sets forth other agreements between Starwood, Vistana and the Company related to the Spin-Off, including provisions concerning the termination and settlement of intercompany accounts and obtaining of necessary governmental approvals and third-party consents. The Separation Agreement also sets forth agreements that govern certain aspects of the relationship between Starwood, Vistana and the Company after the Spin-Off, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Spin-Off with respect to losses related to the Vistana Business and Starwood business, respectively.

Consummation of the Spin-Off is subject to various conditions, including the distribution of the Cash Distribution and the satisfaction or waiver of all conditions under the Merger Agreement.

Voting and Support Agreements

Simultaneously with and as a condition to the execution of the Merger Agreement, the Company entered into voting and support agreements (the “Voting Agreements”) with Liberty Interactive Corporation (“Liberty”) and Liberty USA Holdings, LLC, a wholly owned subsidiary of Liberty, and Craig M. Nash, Chief Executive Officer of the Company, William L. Harvey, Chief Financial Officer of the Company, and Jeanette E. Marbert, Chief Operating Officer of the Company (collectively, the “Executive Officers”).

Liberty is the beneficial owner of approximately 29% of the currently outstanding Company Common Stock and the Executive Officers are the beneficial owners of approximately 2% in the aggregate of the currently outstanding Company Common Stock. Liberty and the Executive Officers have agreed to vote their shares in favor of the issuance of Company Common Stock pursuant to the Merger Agreement.

Amended Spinco Agreement

Also in connection with the transactions contemplated by the Merger Agreement and Separation Agreement, the Company and Liberty agreed to amend and restate (the “Amended Spinco Agreement”) that certain Spinco Agreement, dated May 13, 2008, by and among Liberty, certain affiliates of Liberty and IAC/InterActive Corp., as subsequently assigned to the Company on August 20, 2008.

The Amended Spinco Agreement provides that, at the closing of the Merger, Liberty will be entitled to appoint two directors to the Board (rather than the three designees Liberty currently has the right to appoint). So long as Liberty continues to beneficially own at least 10% of the Company Common Stock, Liberty will have the right to nominate a proportionate number of directors to the Company’s board of directors. The Amended Spinco Agreement restricts Liberty and its affiliates from acquiring in excess of 35% of the Company’s outstanding shares of Company Common Stock without the consent of the Company.

The Amended Spinco Agreement, and the respective rights and obligations thereunder, will terminate if Liberty’s beneficial ownership falls below 10% of the Company’s outstanding equity, unless Liberty’s ownership was reduced below 10% not in conjunction with Liberty transferring its shares. In that event, Liberty’s rights will terminate three years from the date of the Amended Spinco Agreement.

Amended Registration Rights Agreement

Also in connection with the transactions contemplated by the Merger Agreement and Separation Agreement, the Company and Liberty agreed to amend and restate (the “Amended Registration Rights Agreement”) that certain registration rights agreement, dated as of August 20, 2008, by and among the Company, Liberty and an affiliate of Liberty. The Amended Registration Rights Agreement provides Liberty with four demand registration rights and sets the aggregate offering price threshold for any demand registration statement at $50 million. Pursuant to the Amended Registration Rights Agreement, the Company must prepare a demand registration statement requested by Liberty on the earlier of the termination of the Merger Agreement and sixty days following the consummation of the transactions contemplated by the Merger Agreement.

Item 7.01                                           Regulation FD Disclosure

On October 28, 2015, the Company and Starwood jointly issued a press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On October 28, 2015, the Company posted on its website, www.iilg.com, under “Investor Relations Home” “ — Presentations & Events,” an investor presentation (the “Investor Presentation”), that includes, among other matters, information related to the Company’s acquisition of the Vistana Business. A copy of the Investor Presentation posted by the Company is furnished as Exhibit 99.2 hereto and is incorporated into this Item 7.01 by reference.

Item 9.01  Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release, dated October 28, 2015, jointly issued by Interval Leisure Group, Inc. and Starwood Hotels & Resorts Worldwide, Inc.
99.2	Investor Presentation, dated October 28, 2015

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside of ILG’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website.  Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERVAL LEISURE GROUP, INC.

		By:	/s/ Victoria J. Kincke
Name: Victoria J. Kincke
Title: Senior Vice President, General Counsel and Secretary

Date:	October 28, 2015

INTERVAL LEISURE GROUP, INC.

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release, dated October 28, 2015, jointly issued by Interval Leisure Group, Inc. and Starwood Hotels & Resorts Worldwide, Inc.
99.2	Investor Presentation, dated October 28, 2015